

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Shannon Okinaka
Executive Vice President, Chief Financial Officer and Treasurer
Hawaiian Holdings Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

      Re: Hawaiian Holdings Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 10, 2022
          File No. 001-31443

Dear Shannon Okinaka:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation